FTI Consulting, Inc.

500 East Pratt Street

Suite 1400

Baltimore, Maryland 21202

(410)	951-9800

June 16, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FTI Consulting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-14875

Ladies and Gentlemen:

Pursuant to the letter of the staff dated May 23, 2006, FTI Consulting, Inc. (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above filing and any amendments thereto (collectively, the “Filing”) reviewed by the staff;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company will not assert staff comments and the staff’s determination that there are no further comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States with respect to the Filing.

Very truly yours,

/s/ Joanne F. Catanese Joanne F. Catanese
Associate General Counsel and Secretary